Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations                                         +1 (630) 887-3745

CNH First Quarter 2013 EPS Increases 20% to $1.33 on Net Sales of

$4.7 Billion

¡	First quarter Net Sales of $4.7 billion +1% (+3% constant currency basis)

¡	Agricultural equipment net sales of $3.9 billion +9% (+11% constant currency basis)

¡	Construction equipment net sales of $754 million -26% (-24% constant currency basis)

¡	First quarter Equipment Operations’ Operating Profit of $443 million, margin of 9.4% for the period

¡	First quarter diluted EPS (before restructuring and exceptional items) attributable to CNH common shareholders $1.33 per share, compared to $1.11 per share in 2012

	Quarter Ended		Change
	3/31/2013	3/31/2012
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,697	$4,639	1%
Equipment Operations Operating Profit	$443	$406	9%
Equipment Operations Operating Margin	9.4%	8.8%	0.6 pts
Net Income Attributable to Fin. Services	$90	$73	23%
Net Income Attributable to CNH	$326	$269	21%
Net Income Before Restructuring and Exceptional Items	$326	$269	21%
Diluted EPS Before Restructuring and Exceptional Items	$1.33	$1.11	20%

BURR RIDGE, IL — (April 30, 2013) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended March 31, 2013. Net sales for the quarter increased 1% (3% on a constant currency basis) to $4.7 billion. Equipment Operations posted an operating profit of $443 million or 9.4% of net sales for the quarter, as increased volumes and positive net pricing in the agricultural segment compensated for the reduction in volume in the construction segment, higher selling general and administrative expenditures and research and development expense. The 31% effective tax rate for the quarter is within the Group’s full year 2013 forecast range of 31% to 34%.

Equipment net sales in the quarter comprised 84% agricultural equipment and 16% construction equipment. The geographic distribution of net sales in the quarter was 44% North America, 30% EAME & CIS, 19% Latin America, and 7% APAC markets.

Equipment Operations used $146 million in cash in the quarter, a 71% improvement from the first quarter of 2012. This improvement is a result of the increase in earnings for the period coupled with a reduced working capital build compared to the prior year. Capital expenditures totaled $84 million, as the Company continues to implement its strategic plan of investments in new manufacturing sites. Capital expenditures for new product launches (inclusive of interim and final Tier 4 emission compliant equipment) represented 30% of the total CAPEX in the quarter. CNH’s Equipment Operations ended the period with a net cash position of $2.7 billion.

Net income, before restructuring and exceptional items, was $326 million for the quarter, an increase of 21%, driven by continued solid market conditions in the agricultural sector, satisfactory industrial performance, and improved results by the Group’s financial services business. This resulted in the Group generating diluted earnings per share of $1.33 (before restructuring and exceptional items), up 20% compared to $1.11 per share for the first quarter of 2012.

2013 Full Year Market Outlook

-	Agricultural equipment unit volume is expected to be flat to down 5%

-	Construction equipment unit volume is expected to be down 5 to 10%

CNH Guidance For The Full Year 2013

-	Revenues up ~5%

-	Operating Margin between 8.5% and 9.0%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change
	3/31/2013	3/31/2012
	(US $ in millions, except percentages)
Net Sales of Equipment	$3,943	$3,615	9%
Gross Profit	$877	$760	15%
Gross Margin	22.2%	21.0%	1.2 pts
Operating Profit	$469	$372	26%
Operating Margin	11.9%	10.3%	1.6 pts

CNH Agricultural Equipment First Quarter Results

CNH’s agricultural equipment first quarter net sales increased 9% (11% on a constant currency basis) driven by increased volume, positive net pricing, and favorable product mix. All of the Group’s geographic regions except APAC reported increased revenue. Operating profit increased by $97 million to $469 million yielding an operating margin of 11.9%, up 1.6 percentage points compared to the first quarter of 2012.

Worldwide agricultural equipment market share performance was in line with the market in tractors and up in combines, despite a reduction in the APAC region for both categories and in the North American combine market where, as anticipated at the end of 2012, the Company’s revenues were negatively impacted by the changeover in manufacturing required to transition to a new flagship model.

CNH worldwide production of agricultural equipment was 19% above retail sales in the quarter as the Company increased inventory levels to accommodate the spring and summer selling seasons and the launch of the new combine in North America.

Case IH expanded its Farmall utility tractor offering in North America and Europe with models that meet the demand for rugged, yet comfortable and easy-to-operate equipment that is reliable and cost-effective. Case IH also presented the completely redesigned Precision Disk single-disk air drills, which deliver best-in-class seed placement accuracy for a wide array of crops. The Precision Disk 500T series includes a new smaller 25-foot working width model for smaller farms. In Europe and Australia, Case IH unveiled new features on its Axial-

Flow combine lineup, including a redesigned cab – already recognized as the largest and quietest in the industry – and a folding auger with an industry-exclusive pivoting spout option. Case IH presented its new LB large square baler series to the European market at the 2013 SIMA fair in Paris and was also introduced in Australia. Both launches follow the baler series’ premiere in North America in late 2012.

The Case IH Robo-Sharpener – the first manually supervised “field-service robot” for sharpening wavy or regular tillage blades on the company’s True-Tandem 330 Turbo – received a Silver Innovation award from the American Society of Agricultural and Biological Engineers (ASABE) at the Ag Connect Expo.

At the SIMA show in Paris, New Holland Agriculture launched the new Tier 4A/Stage IIIB emissions compliant T6 Auto Command tractor range, equipped with continuously variable transmission. The upgraded HorizonCab, also available on the T7 tractor range, offers new features for enhanced comfort, as well as intuitive, and ergonomic use. The Brand also introduced new no-till drill precision seeders for more sustainable farming of medium and large scale farms. In North America, at the World Ag Expo (Tulare, California) and at the National Farm Machinery Show (Louisville, Kentucky), New Holland Agriculture launched several new products: the new P2080 and P2085 disk drills, which ensure precise, uniform seed placement with very low soil disturbance, and the new T4 and T5 series utility tractor, offering outstanding visibility, ergonomic CommandArc controls, an ultra-comfortable VisionView cab and segment leading performance. In Turkey, New Holland presented the new TTJ Series tractor, further consolidating its leadership in the production of specialized orchard tractors. Equipped with 4WD and power shuttle, it offers high performance in a compact size, making it an ideal choice for a variety of small and mid-sized vineyard and orchard applications. In Japan, New Holland launched the Tier 4A/Stage IIIB compliant T7 tractor range, equipped with the advanced Auto Command transmission. New Holland Agriculture launched the two and four-wheel drive TT Compact series in selected southern African countries (Zambia & Zimbabwe). The tractor series combines versatility with powerful performance, exceptional fuel efficiency and ease of use and service.

In North America, the multi-award winning BigBaler large square baler, recently launched in Australia and Turkey, was recognized with the prestigious Good Design award for its innovative styling. The tracked version of T9 4WD tractor was honored with the FinOvation award by Farm Industry News.

Construction Equipment

	Quarter Ended		Change
	3/31/2013	3/31/2012
	(US $ in millions, except percentages)
Net Sales of Equipment	$754	$1,024	-26%
Gross Profit	$92	$155	-41%
Gross Margin	12.2%	15.1%	-2.9 pts
Operating Profit (Loss)	$(26)	$34	N/A
Operating Margin	(3.4)%	3.3%	-6.7 pts

CNH Construction Equipment First Quarter Results

CNH’s construction equipment first quarter net sales decreased 26% (24% on a constant currency basis) as industry unit demand slowed in every region with light equipment down 8% and heavy down 23% in the quarter. As a result of the weak trading conditions in most major markets and in an effort to match inventory levels with forecasted demand, capacity utilization was reduced during the period. The reduction in revenue combined with lower fixed cost absorption in the period, resulted in an operating loss of $26 million for the quarter.

CNH’s worldwide construction equipment market share was in aggregate largely unchanged, with gains in Latin America offset by a reduction in North America and EAME & CIS regions.

Case Construction Equipment introduced its new Tier 4A/Stage IIIB 521F wheel loader in the North American market, offering customers a 12 percent increase in fuel efficiency over the previous E Series model, while delivering faster acceleration and quicker cycle times. During the quarter, Case introduced in North America several Tier 4B/Stage IV emission requirement compliant models, including the Alpha Series skid steer loader, and the next generation of small double drum compaction units, which offer excellent maneuverability and visibility in a compact size, while maintaining the same control features found in heavy asphalt rollers. In Europe, Case Construction Equipment is once again taking the lead in emissions standards with the presentation in March of two Tier 4B/Stage IV midi excavators: the short radius CX75 SR and the conventional CX80C. Case Construction Equipment presented the new F Series wheel loaders and B Series motor graders for the Indian market at the February Bauma Conexpo (bC India) show in Mumbai. Case also introduced the upgraded version of its locally built Case 752 vibratory tandem compactor to further consolidate its market leadership in this segment. In Europe, Southeast Asia, China and the CIS, Case completed the introduction of the 8WX Series wheeled excavators equipped with a three-pump hydraulic system with a dedicated swing pump, a new engine speed/working mode selection dial, a heavy-duty undercarriage and an improved cab.

New Holland Construction began presenting its lineup of Tier 4B/Stage IV emission compliant equipment to the markets with the launch of four new models of its 200 Series skid steer loader in North America, and two models of its E Series midi excavator in Europe. New Holland also completed the introduction of its new crawler excavator range in Europe with three Tier 4A/Stage IIIB compliant short radius models, which feature the patented “integrated Noise and Dust reduction” system. It also presented, in the CIS and Southeast Asia, its new B Series PRO wheeled excavators which feature excellent productivity, heavy lifting and high precision performance. New Holland upgraded its grader offering in Europe with a new low profile cab that eliminates transport limitations when on a flatbed truck.

Financial Services

	Quarter Ended		Change
	3/31/2013	3/31/2012
	(US $ in millions, except percentages)
Net Income Attributable to Fin. Services	$90	$73	23%
On-Book Asset Portfolio	$17,475	$15,740	11%
Managed Asset Portfolio	$19,669	$18,211	8%

CNH Financial Services First Quarter Results

First quarter net income attributable to Financial Services increased 23% to $90 million compared with $73 million in the first quarter of 2012. Increased results were primarily due to a higher average portfolio and a lower provision for credit losses.

At March 31, 2013, delinquent receivables greater than 30 days past due were 1.0% of the total managed receivables, down from 1.2% and 1.9% at December 31, 2012 and March 31, 2012, respectively.

CNH Capital LLC

The following is disclosed on behalf of CNH’s North American financial services subsidiary, CNH Capital LLC and its consolidated subsidiaries (“CNH Capital”).

	Quarter Ended		Change
	3/31/2013	3/31/2012
	(US $ in millions, except percentages)
Net Income Attributable to CNH Capital LLC	$63	$57	11%
On-Book Asset Portfolio	$12,175	$10,823	12%
Managed Asset Portfolio	$12,214	$10,917	12%

CNH Capital LLC First Quarter Results

First quarter net income attributable to CNH Capital was up 11% primarily due to a higher average portfolio, stronger financial margins and a lower provision for income taxes, partially offset by a higher provision for credit losses.

At March 31, 2013, delinquent receivables greater than 30 days past due were 0.4% of the total managed receivables, down from 0.5% and 0.9% at December 31, 2012 and March 31, 2012, respectively.

Unconsolidated Equipment Operations Subsidiaries

First quarter results for the Group’s unconsolidated Equipment Operations subsidiaries were $17 million, down $2 million from the comparable period of 2012.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	3/31/2013	3/31/2012
	(US $ in millions)
Net Income	$328	$269
Depreciation & Amortization	81	76
Cash Change in Working Capital*	(547)	(856)
Other	(8)	3

Net Cash (Used) by Operating Activities	(146)	(508)
Net Cash (Used) by Investing Activities**	(87)	(103)
All Other	(110)	108

(Decrease) in Net (Cash)	$(343)	$(503)

Net (Cash)	$(2,677)	$(2,228)

* Net cash change in receivables, inventories and payables including inter-segment receivables and payables.

** Excluding Net (Deposits In)/Withdrawals from Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on April 30, 2013, to review first quarter 2013 results. The conference call webcast will begin at 8:30 a.m. U.S. Central Time (9:30 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G, as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial subsidiaries cash management system and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, our ability to consummate the pending business combination transaction with Fiat Industrial and to realize the anticipated benefits of such transaction, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2012.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2013	2012	2013	2012	2013	2012
		(in millions, except per share data)
Revenues:
Net sales	$4,697	$4,639	$4,697	$4,639	$—	$—
Finance and interest income	253	260	33	34	317	332

	4,950	4,899	4,730	4,673	317	332

Costs and Expenses:
Cost of goods sold	3,728	3,724	3,728	3,724	—	—
Selling, general and administrative	421	433	374	360	47	73
Research, development and engineering	152	149	152	149	—	—
Restructuring	1	—	1	—	—	—
Interest expense	154	185	72	88	112	129
Interest compensation to Financial Services	—	—	67	74	—	—
Other, net	52	49	21	24	31	25

Total	4,508	4,540	4,415	4,419	190	227

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	442	359	315	254	127	105
Income tax provision	135	112	94	77	41	35
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	90	73	3	3
Equipment Operations	17	19	17	19	—	—

Net income	327	269	328	269	89	73
Net Income (loss) attributable to noncontrolling interests	1	—	2	—	(1)	—

Net income attributable to CNH Global N.V.	$326	$269	$326	$269	$90	$73

Weighted average shares outstanding - Basic:
Common Shares	31	240

Common Shares B	212

Weighted average shares outstanding - Diluted:
Common Shares	33	241

Common Shares B	212

Basic and diluted earnings per share (“EPS”) attributable to Common Shares and Common Shares B:
Basic EPS for Common Shares and Common Shares B	$1.34	$1.12

Diluted EPS for Common Shares and Common Shares B	$1.33	$1.11

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of March 31, 2013 and December 31, 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2013	Dec. 31, 2012	March 31, 2013	Dec. 31, 2012	March 31, 2013	Dec. 31, 2012
	(in millions)
ASSETS
Cash and cash equivalents	$1,482	$2,008	$768	$827	$714	$1,181
Deposits in Fiat Industrial subsidiaries’ cash management system	4,391	4,232	4,212	4,005	179	227
Accounts, notes receivable and other, net	17,228	16,168	1,096	824	16,604	15,812
Intersegment notes receivable	—	—	2,056	2,476	575	554
Inventories	4,212	3,734	4,212	3,734	—	—
Property, plant and equipment, net	2,229	2,220	2,227	2,218	2	2
Equipment on operating leases, net	810	767	—	—	810	767
Investment in Financial Services	—	—	2,405	2,318	—	—
Investments in unconsolidated affiliates	314	345	213	244	101	101
Goodwill and other intangibles	3,051	3,069	2,892	2,909	159	160
Other assets	2,824	2,883	1,720	1,690	1,104	1,193

Total Assets	$36,541	$35,426	$21,801	$21,245	$20,248	$19,997

LIABILITIES AND EQUITY

Short-term debt	$3,859	$3,797	$317	$361	$3,542	$3,436
Accounts payable	3,038	2,821	3,124	2,932	378	351
Long-term debt, including current maturities	14,810	14,266	3,467	3,373	11,343	10,893
Intersegment debt	—	—	575	554	2,056	2,476
Accrued and other liabilities	5,899	5,908	5,383	5,392	524	522

Total Liabilities	$27,606	$26,792	$12,866	$12,612	$17,843	$17,678
Equity	8,935	8,634	8,935	8,633	2,405	2,319

Total Liabilities and Equity	$36,541	$35,426	$21,801	$21,245	$20,248	$19,997

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2013	2012	2013	2012	2013	2012
	(in millions)
Operating activities:
Net income	$327	$269	$328	$269	$89	$73
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	109	103	81	76	28	27
Intersegment activity	—	—	(230)	(351)	230	351
Changes in operating assets and liabilities	(1,242)	(1,174)	(287)	(392)	(955)	(782)
Other, net	36	(18)	(38)	(110)	(16)	19

Net cash used in operating activities	(770)	(820)	(146)	(508)	(624)	(312)

Investing activities:
Expenditures for property, plant and equipment	(84)	(101)	(84)	(101)	—	—
Expenditures for equipment on operating leases	(133)	(101)	—	(1)	(133)	(100)
Net (additions) collections from retail receivables	(104)	12	—	—	(104)	12
Net (deposits in) withdrawals from Fiat Industrial	(220)	(322)	(266)	(353)	46	31
Other, net	151	168	(3)	(1)	154	171

Net cash (used in) provided by investing activities	(390)	(344)	(353)	(456)	(37)	114

Financing activities:
Intersegment activity	—	—	422	60	(422)	(60)
Net increase (decrease) in indebtedness	620	17	—	56	620	(39)
Other, net	10	9	14	14	(4)	(7)

Net cash provided by (used in) financing activities	630	26	436	130	194	(106)

Effect of foreign exchange rate changes on cash and cash equivalents	4	33	4	25	—	8

Decrease in cash and cash equivalents	(526)	(1,105)	(59)	(809)	(467)	(296)
Cash and cash equivalents, beginning of year	2,008	2,055	827	1,251	1,181	804

Cash and cash equivalents, end of quarter	$1,482	$950	$768	$442	$714	$508

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Three Months Ended March 31, 2013 and the Year Ended December 31, 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2013	Dec. 31, 2012	March 31, 2013	Dec. 31, 2012	March 31, 2013	Dec. 31, 2012
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$658	$313	$107	$102	$551	$211
Owed to securitization investors	2,718	3,013	—	—	2,718	3,013
Other	483	471	210	259	273	212
Intersegment	—	—	—	—	1,248	1,922

Total short-term debt	3,859	3,797	317	361	4,790	5,358

Long-term debt:
With Fiat Industrial subsidiaries	31	44	19	19	12	25
Owed to securitization investors	7,959	7,326	—	—	7,959	7,326
Other	6,820	6,896	3,448	3,354	3,372	3,542
Intersegment	—	—	575	554	808	554

Total long-term debt	14,810	14,266	4,042	3,927	12,151	11,447

Total debt:
With Fiat Industrial subsidiaries	689	357	126	121	563	236
Owed to securitization investors	10,677	10,339	—	—	10,677	10,339
Other	7,303	7,367	3,658	3,613	3,645	3,754
Intersegment	—	—	575	554	2,056	2,476

Total debt	$18,669	$18,063	$4,359	$4,288	$16,941	$16,805

Less:
Cash and cash equivalents	1,482	2,008	768	827	714	1,181
Deposits in Fiat Industrial subsidiaries’ cash management system	4,391	4,232	4,212	4,005	179	227
Intersegment notes receivable	—	—	2,056	2,476	575	554

Net debt (cash)	$12,796	$11,823	$(2,677)	$(3,020)	$15,473	$14,843

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

	Three Months Ended March 31,
	2013	2012	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,943	$3,615	9.1%
Construction equipment	754	1,024	-26.4%

Total net sales	4,697	4,639	1.3%
Financial services	317	332	-4.5%
Eliminations and other	(64)	(72)

Total revenues	$4,950	$4,899	1.0%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$3,943	$3,615	9.1%
Effect of currency translation	71		1.9%

Agricultural equipment net sales on a constant currency basis	$4,014	$3,615	11.0%

Construction equipment net sales	$754	$1,024	-26.4%
Effect of currency translation	27		2.7%

Construction equipment net sales on a constant currency basis	$781	$1,024	-23.7%

Total Equipment Operations net sales on a constant currency basis	$4,795	$4,639	3.4%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended March 31,
	2013		2012
	(in millions, except percentages)

Net sales	$4,697	100.0%	$4,639	100.0%
Less:
Cost of goods sold	3,728	79.4%	3,724	80.3%

Equipment Operations gross profit	$969	20.6%	$915	19.7%
Less:
Selling, general and administrative	374	8.0%	360	7.8%
Research and development	152	3.2%	149	3.2%

Equipment Operations operating profit	$443	9.4%	$406	8.8%

Gross profit and margin:
Agricultural equipment	$877	22.2%	$760	21.0%
Construction equipment	92	12.2%	155	15.1%

Equipment Operations gross profit	$969	20.6%	$915	19.7%

Operating profit and margin:
Agricultural equipment	$469	11.9%	$372	10.3%
Construction equipment	(26)	-3.4%	34	3.3%

Equipment Operations operating profit	$443	9.4%	$406	8.8%

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended March 31,
	2013	2012
	(in millions, except per share data)

Net income attributable to CNH	$326	$269

Restructuring, net of tax	—	—

Net income before restructuring and exceptional items	$326	$269

Weighted average shares outstanding - Diluted:
Common Shares	33	241
Common Shares B	212	—

Diluted EPS before restructuring and exceptional items for Common Shares and Common Shares B	$1.33	$1.11

5. Equipment Operations cash (used) by working capital:

	Balance as of December 31, 2012	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of March 31, 2013	Cash generated (used) by Working Capital
			(in millions)

Accounts, notes receivable and other - net - Total	$824	$(2)	$(3)	$1,096	$(267)
Inventories	3,734	41	9	4,212	(528)
Accounts payable - Total	(2,932)	(56)	—	(3,124)	248

Working Capital	$1,626	$(17)	$6	$2,184	$(547)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2013 First Quarter Financial Results April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Management Participants
Richard Tobin
President and Chief Executive Officer
Pablo Di Si
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
2

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Forward Looking Statement
3
This presentation  includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of
the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,”
“expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,”
or similar terminology.
Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, our ability to consummate the pending business combination transaction with Fiat Industrial and to realize the anticipated benefits of such transaction, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2012.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
First Quarter 2013 Highlights
Net Sales increase of 1% (3% cc basis) to $4.7 billion in Q1 ‘13
— Agricultural equipment: +9% (+11% constant currency basis) in Q1 ‘13
— Construction equipment: -26% (-24% constant currency basis) in Q1 ‘13
Equipment Operations Operating Profit of $443 million, an increase of 9% in Q1 ‘13
— Q1 ‘13 Operating Margin at 9.4%
Equipment Operations net cash position at $2.7 billion at the end of Q1 ‘13
Net income before restructuring and exceptional items of $326 million (+21%) in Q1 ‘13
EPS attributable to Common Shares and Common Shares B Q1 2013
— Diluted EPS: $1.33/share
— Diluted EPS before restructuring and exceptional items : $1.33/share
4

Net Sales by Geographic Region*
– First Quarter
5
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
(1%)
(3%)
+43%
(17%)
+3%
Net Sales
Change Y-o-Y
@ const. currency
$1,380
$1,310
$1,513
$2,102
$2,081
$1,166
$1,001
$1,250
$1,451
$1,412
$302
$620
$609
$672
$871
$204
$306
$425
$414
$333
$3,052
$3,237
$3,797
$4,639
$4,697
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2009 2010 2011 2012 2013
North America EAME & CIS Latin America APAC
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Net Sales Growth Composition
– First Quarter
6
(U.S. GAAP, US$ in mils.)
(US$ in millions)
Stronger
Foreign Currency
vs. USD by 10%
Q1 '13
Average FX
Weaker
Foreign Currency
vs. USD by 10%
USD/EUR 1.4520 1.3200 1.1880
Net Sales Impact 74 - (74)
BRL/USD 1.7971 1.9968 2.1964
Net Sales Impact 70 - (70)
Sensitivity Analysis - Q1 2013 Net Sales Impact
Q1 '13 Average FX: Exchange rate used to prepare CNH Q1 '13 Income Statement
USD
46%
EUR
16%
BRL
15%
CAD
10%
GBP
3%
AUD
2%
Other
8%
Q1 2013 Net Sales by Currency
3,615
4,014
3,943
1,024
781
754
$4,639
+3.4%
$4,795
(2.0%)
$4,697
$156
($98)
Q1 '12 Organic Growth Q1 '13 @ constant
currency
FX impact Q1 '13 as reported
Agriculture Equipment Construction Equipment

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Equipment Operations
Operating Profit* Evolution – First Quarter
7
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
•
Increased volumes and positive net pricing in AG compensated for the reduction in volume of CE
•
Positive net pricing included $8 million of purchasing efficiencies
$406
$443
($8)
($18)
($3)
($36)
$38
$64
Q1 '12 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other Q1 '13

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Equipment Operations
Change in Net Debt (Cash)* – Year to Date
8
* See Appendix for Definition and U.S. GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Industrial Cash Management System, as they are part of Net Debt (Cash)
(U.S. GAAP, US$ in mils.)
03/31/13 03/31/12
Net Income 328 $       269 $
Depreciation & Amortization 81 76
Accounts Receivable (267) (248)
Inventories (528) (595)
Accounts Payable 248 (13)
Cash Change in Working Capital ** (547) (856)
Other (8) 3
Net Cash From Operating Activities (146) (508)
Net Cash From Investing Activities *** (87) (103)
All Other, Including FX Impact for the Period (110) 108
(Decrease) in Net (Cash) (343) $     (503) $
Net (Cash) (2,677) $   (2,228) $
Year-to-Date

Inventory Reductions
(In Units of Equipment)
9
First quarter overproduction vs. retail 19% First quarter overproduction vs. retail 4%
* Excluding Joint Ventures
Source: CNH Internal Data
Agricultural Equipment
(Major Equipment)
Construction Equipment
(Light & Heavy)
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
2013 Year to Date CAPEX $84 million
10
• Argentina – Cordoba plant currently operating, official opening ceremony in Q2 ‘13
• China – Production at new manufacturing plants scheduled to begin between Q2 ’13 and mid 2014
• India – Expansion of current AG facility in Greater Noida and new Harvesting equipment facility in Pune
New Industrial Projects Progressing in Line with Plan
30%
11%
16%
43%
CAPEX by Category
New Products & Tier 4 Core Industrial Capacity Expansion
Maintenance & Other Strategic Long Term Investment
26%
30%
17%
27%
CAPEX by Region
North America Europe Latin America Rest of World

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Industry Drivers: AG and CE Equipment
11
Source: IHS Global Insight October 2012; World Bank Commodity Price Data (Pink Sheet) April 2013
$575
$559
$274
$313
$266
$279
$0
$200
$400
$600
$800
Commodity Spot Price (USD per metric ton)
SOYBEANS MAIZE WHEAT_US_HRW
2010 2011 2012 Est. YoY 2013 F YoY 2014 F 2015 F
IHS Global Insight 80.4 117.9 114.6 -2.8% 108.8 -5.1% 102.6 101.9
USDA - Aug. 2012 80.4 117.9 112.8 -4.3% 128.2 13.7%
World 4.1% 2.8% 2.3% 2.2% 3.1% 3.6%
North America 2.5% 1.9% 2.2% 1.9% 2.8% 3.2%
Europe 2.3% 1.8% -0.1% 0.3% 1.0% 1.8%
Former Soviet Union 4.8% 4.9% 5.4% 3.4% 4.2% 4.2%
Asia less Japan 8.6% 6.5% 5.5% 5.9% 6.5% 6.8%
Latin America 6.3% 4.5% 2.6% 3.5% 4.4% 4.3%
Net Farm Income - USD billion
Gross Domestic Product Growth - YoY % Change
Apr-12
Mar-13
% change
vs. Apr. 12
04/26/13
% change
vs. Apr. 12
SOYBEANS 575 589 2.4% 559 -2.8%
CORN 274 309 12.8% 279 1.8%
WHEAT 266 310 16.3% 313 17.5%
Monthly Commodity Prices (USD per metric ton)

Q1 '13 FY '13 Q1 '13 FY '13
WW (6%) (0-5%) WW (8%) (5-10%)
NA 9% 0-5% NA (5%) (0-5%)
  <40hp 7% 0-5% EAME & CIS (12%) (10-15%)
  40+hp 11% 0-5% LA Flat 0-5%
EAME & CIS (10%) ~(5%) APAC (8%) (5-10%)
LA 24% 10-15%
APAC (9%) (5-10%)
WW 22% 5-10% WW (23%) (5-10%)
NA 51% 0-5% NA (5%) (5-10%)
EAME & CIS (3%) (0-5%) EAME & CIS (13%) ~(10%)
LA 54% 20-25% LA (9%) 5-10%
APAC (1%) 20-25% APAC (31%) ~(5%)
WW AG (5%) (0-5%) WW CE (16%) (5-10%)
Total Industry Units
Change vs. Prior Year
Total Industry Units
Change vs. Prior Year
Industry Units Volume*
First Quarter and Full Year Outlook
12
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Tractors
Light
Combines
Heavy
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
CNH Agricultural & Construction Equipment
Main product launches
13
• NA: 521F wheel loader
• Europe: WX148 wheeled excavator
• India: F Series wheel loaders, B Series motor graders
• APAC & CIS: 8 WX Series wheeled excavators
• Tier 4 Final Lineup
• NA: Alpha Series skid steer loaders
• Europe: midi excavators
• Europe: Low profile cab for graders, short radius crawler
excavator
• APAC & CIS: B Series PRO wheeled excavators
• Tier 4 Final Lineup
• NA: 200 Series skid steer loaders
• Europe: midi excavators
• NA and Europe: expanded Farmall utility tractor offering
and Precision Disk single-disk air drills
• Europe and Australia: redesigned cab and exclusive
pivoting spout option for Axial-Flow combine lineup and
new LB large square baler series
• Silver Innovation award from the American Society of
Agricultural and Biological Engineers
• Robo-Sharpener: manually supervised “field-service
robot” for sharpening wavy or regular tillage blades on
the company’s True-Tandem 330 Turbo
• Europe: T6 Auto Command CVT tractor range
• NA:  P series disk drills and T4, T5 series utility tractor
• Turkey: new TTJ Series tractor for specialized orchard
applications
• FinOvation award by Farm Industry News
• T9 4WD tractor equipped with tracks

Final Remarks
Execution priorities for 2013
Main funding transactions for CNH Financial Services
2013 CNH US GAAP Earnings Outlook
14
New product launch timetables and T4B compliance programs
Strategic investments in Argentina, China, and India
Maintaining industrial flexibility to meet geographic market demand changes
Completion of announced merger related activities
New U.S. retail ABS ($1.250 billion), the largest CNH ABS deal since 2006
Renewal of all maturing facilities
Third CNH Capital LLC unsecured Bond ($600 million, 5 Years, 3.625% coupon) closed in April
Revenues up ~5%
Operating Margin between 8.5% and 9.0%
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com

Appendix

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
Geographic Information and Market
Share/Position Data
• Geographic Areas as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Data
Certain industry information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment
Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the
Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association,
as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia,
Turkey, Brazil, and any country where local shipments are not reported.
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

(U.S. GAAP, US$ in mils.)
% Change
vs 2012
of which
Currency
North America (1)% -
AG 9 -
CE (36) -
EAME & CIS (3)% -
AG 1 -
CE (25) -
Latin America 30% (13)%
AG 46 (15)
CE (1) (10)
APAC (20)% (2)%
AG (12) (2)
CE (39) (2)
World 1% (2)%
AG 9 (2)
CE (26) (3)
First Quarter 2013
*  See Appendix for Geographic Information
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013

CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
CNH Debt Details

* Bonds are reported net of any premium/discount, and swap adjustments.
Credit Lines and Total Debt
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,123 565 440 125 558 1,138 540 415 125 598
BNDES Subsidized Financing 1,391 1,280 - 1,280 111 1,100 1,069 - 1,069 31
Assets-Backed Facilities 5,425 4,115 - 4,115 1,310 5,469 3,972 - 3,972 1,497
Uncommitted Lines
with Third Parties 1,416 617 66 551 799 1,391 828 43 785 563 with Fiat Industrial 1,896 533 7 526 1,363 1,955 220 7 213 1,735
Total Credit Lines 11,251 7,110 513 6,597 4,141 11,053 6,629 465 6,164 4,424
of which with or guaranteed by Fiat Industrial 2,823 1,442 7 1,435 1,381 2,847 1,112 7 1,105 1,735
Bonds 4,075 2,825 1,250 4,081 2,831 1,250
Third Party Loans 7,328 327 7,001 7,216 324 6,892
Fiat Industrial Loans 156 119 37 137 114 23
Intersegment Loans - 575 2,056 - 554 2,476
Total Notes and Loans 11,559 3,846 10,344 11,434 3,823 10,641
Total Debt 18,669 4,359 16,941 18,063 4,288 16,805
Equipment Operations Debt Maturity  Profile
(U.S. GAAP, US$ in mils.)
2013 2014 2015 2016 2017 Beyond
Third Parties 430 $   174 $   110 $ 103 $ 16 $     - $
Bonds * 1,000 - - 257 1,568 -
Fiat Industrial 107 3 3 3 3 7
Intersegment - - - - - 575
Total Maturities 1,537 $ 177 $   113 $  363 $  1,587 $ 582 $
Mar-13
$833
2,825
126
575
$4,359
December 31, 2012
Drawn
March 31, 2013
Drawn
Outstanding Maturities

Equipment Operations IFRS to U.S. GAAP
Trading Profit to Operating Profit*

* CNH defines Equipment Operations Operating Profit as net sales of equipment less cost of goods sold, selling, general and administrative and research and development costs.
** IFRS Trading Profit for 2012 is presented on a revised basis due to the adoption of IAS 19 Revised
*** The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
CNH Global N.V. First Quarter 2013 Conference Call – April 30, 2013
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S.
GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
(US$ in mils.)
2013 2012 **
Trading Profit Under IFRS
Agricultural Equipment 446 $      352 $
Construction Equipment (28) 29
Financial Services 125 100
Trading Profit Under IFRS 543 481
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 418 $     381 $
Accounting for Benefit Plans (5) (5)
Intangible Asset Amortization,
Primarily Development Costs (46) (49)
IFRS Reclassifications *** 51 57
Other Adjustments 4 (2)
Total Adjustments IFRS to U.S. GAAP 4 -
Subtotal Profit Under U.S. GAAP 422 $     382 $
Plus: U.S. GAAP "Other, net" 21 24
U.S. GAAP Operating Profit 443 $     406 $
First Quarter

End